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Exhibit 12

        Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
(dollars in thousands)	2010	2011	2012	2013	2014
Fixed Charges Computation
Interest expensed and capitalized(1)	$55,908	$106,557	$38,809	$37,100	$44,768
Amortized premiums, discounts, and capitalized expenses related to indebtedness	16,027	20,069	14,184	5,841	2,175
Reasonable approximation of interest within rental expense	3,670	3,323	3,106	3,454	3,342

Total Fixed Charges and Preferred Equity Dividends	$75,605	$129,949	$56,099	$46,395	$50,285

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(46,390)	$(138,093)	$(16,454)	$12,209	$20,576
Plus
Fixed charges	75,605	129,949	56,099	46,395	50,285
Minus
Interest capitalized	441	91	137	192	427

Total Earnings	$28,774	$(8,235)	$39,508	$58,412	$70,434

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.38	N/A*	0.70	1.26	1.40

*
Total earnings for this period was less than zero dollars. The deficiency of earnings to fixed charges for the year ended September 30, 2011 was $138.2 million.

(1)
Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.

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  Exhibit 12